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Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Etheredge, Robert S. Littlepage, Joshua Shainess, and Celeste M. Murphy

Re:	Spotify Technology S.A.
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted January 31, 2018
CIK No. 0001639920

Ladies and Gentlemen:

On behalf of our client, Spotify Technology S.A., a public limited liability company (société anonyme) organized under the laws of Luxembourg (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the Registration Statement on Form F-1 (the “Registration Statement”), which was previously submitted to the Commission on January 31, 2018 on a confidential basis pursuant to the Commission’s confidential treatment procedures, 17 C.F.R. §200.83 and the Freedom of Information Act, 5 U.S.C. §552 (the “Draft Submission”).

The Registration Statement reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Daniel Ek, the Company’s Chief Executive Officer, dated February 15, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience, we are also providing five copies of the Registration Statement, marked to show changes against the Draft Submission, in the customary non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

February 28, 2018

Registration Statement

Cover Page

1.	We note your revised “Subject to Completion” legend at the top of your cover page. Please further revise the legend, specifically the sentence “we may not sell these securities...,” to reflect that the Company will not be selling any securities in connection with this registration statement. For example, you may wish to state that the “securities may not be sold until the registration statement becomes effective.”

Response: In response to the Staff’s comment, the Company has revised the “Subject to Completion” legend on the cover page of the Registration Statement accordingly.

Risk Factors

Risks Related to Owning Our Ordinary Shares

Our listing differs significantly from an underwritten initial public offering, page 43

2.	Please clarify that because there is no book building process, potential investors and Registered Shareholders initially will have to submit buy and sell orders prior to (and at) the opening without the benefit of a published price range or valuation by the Company or its financial advisors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Registration Statement accordingly.

3.	Highlight that you will not have the benefit of an underwriter assuming risk in connection with the initial sales of your ordinary shares. Additionally, expand your discussion as to how the lack of an underwriters’ over-allotment option affects your direct listing. As part of that discussion, briefly explain the benefits that an over-allotment option provides in the context of a traditional underwritten firm commitment offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43 and 44 of the Registration Statement accordingly.

The public price of our ordinary shares may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly, page 44

4.	Address the uncertainty that potential institutional investors might encounter in attempting to purchase a significant number of shares in the market. Discuss how this could discourage institutional investors from initially purchasing ordinary shares, and how that could result in trading volatility and an unsustainable trading price if the price of the ordinary shares significantly rises upon listing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Registration Statement accordingly.

February 28, 2018

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained..., page 45

5.	Disclose that because the Company has not consulted with Registered Shareholders or potential investors about their intentions to participate in the offering, there is a risk that there may be a lack of supply or demand for the Company’s ordinary shares. Explain how any imbalance of supply and demand could result in volatile prices for your shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Registration Statement accordingly.

With the exception of TME and Tencent, none of our shareholders are party to any contractual lock-up agreement…, page 46

6.	We note your disclosure that TME and Tencent agreed not to transfer your ordinary shares for a period of three years, subject to certain exceptions. In this risk factor discussion, provide the percentage of your issued and outstanding shares subject to these restrictions on transfer.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Registration Statement accordingly.

[T]he issuance of beneficiary certificates…may delay or prevent our acquisition by a third party, page 48

7.	We note your response to prior comment 2. Clarify why the beneficiary certificates (as opposed to additional ordinary shares) are being used to provide holders additional voting rights. Also clarify whether the issuance of beneficiary certificates could be considered a dual class of stock potentially resulting in a premium being paid to holders of the beneficiary certificates, but not ordinary shareholders, in connection with a takeover attempt.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that under Luxembourg law, ordinary shares cannot be structured to solely provide the holders of such ordinary shares voting rights and not economic rights, whereas beneficiary certificates can be structured to accomplish that objective. The beneficiary certificates carry no economic rights and were issued to the founders to provide them additional voting rights without granting additional economic rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. Since each beneficiary certificate and each ordinary share entitle its holder to one vote and because, subject to certain exceptions, beneficiary certificates cannot be transferred or sold, the Company respectfully advises the Staff that it is unlikely that in connection with a takeover attempt the holder of a beneficiary certificate would be paid a premium as compared to the holder of an ordinary share. The issuance of the beneficiary certificates and the voting power that they provide to the Company’s founders will, however, limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of the Company’s business. The Company has revised its disclosure on page 50 of the Registration Statement accordingly.

February 28, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of our Operating Results, page 65

8.	Please discuss the impact of the User and conversion targets imposed on you by your license agreements and how these affect royalty rates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Registration Statement accordingly.

9.	Discuss how your declining Premium ARPU impacts your cost of revenue with respect to your royalty calculation. We note Premium Service royalties are based on the greater of a percentage of revenue and a per User amount.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Registration Statement accordingly.

Key Performance Indicators, page 66

10.	We note your response to comment 19. The revised MD&A disclosure provides information about key performance metrics concerning your Premium segment but does not describe comparable metrics with respect to your Ad-Supported segment. Explain why trends in the number of Ad-Supported Users and content hours are not material to an investor’s understanding of your segment trends and profitability. Based upon your disclosures, the revenue growth and pipeline of Ad-Supported Users impacts both the Ad-Supported and Premium Subscriber segments. We also note your disclosure on page 1 regarding the competition you face in growing both Ad-Supported Users and Premium Subscribers and how User engagement impacts revenue growth. Please refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the F-1 to describe the trends in Ad-Supported MAUs. The Company considers the number of Ad-Supported MAUs to be the most material point of reference with respect to Ad-Supported Users. The Company respectfully advises the Staff that trends in Content Hours for Users are already disclosed on pages 69 and 70 of the F-1. While the Company has disclosed the total number of Content Hours consumed by Users, the Company does not consider the number of Content Hours consumed by Ad-Supported Users to be material to the understanding of its financial condition, changes in financial condition, and results of operations. The Company does internally track Content Hours consumed by Ad-Supported Users, however management does not use this indicator to make decisions about the business.

Critical Accounting Policies and Estimates

Content, page 76

11.	We note your response to comment 23. In light of your material weakness in internal controls over the accounting for rights holder liabilities, please provide some quantitative context about how sensitive your estimate is to change. For example, discuss how accurate your estimates or assumptions have been in the past and how much they have changed, and/or discuss your estimate’s specific sensitivity to change based upon other outcomes that would be reasonably likely to occur and would have a material effect. Please refer to FRR-72.

February 28, 2018

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 84 of the Registration Statement accordingly.

Business

Licensing Agreements, page 109

12.	Please update your disclosure to reflect the recent ruling of the Copyright Royalty Board to increase rates for mechanical rights and to modify the structure and calculations of such rates. Discuss the potential impact on your operating results and financial condition.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Registration Statement accordingly.

Registered Shareholders, page 131

13.	You state here and on page 167 that you are not a party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of the ordinary shares by the Registered Shareholders. Please revise this statement to clarify that you have engaged Morgan Stanley, Allen & Co., and Goldman Sachs in connection with the listing of your ordinary shares on the NYSE.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that Company does not have an arrangement with the financial advisors or any broker-dealer with respect to the sale of its ordinary shares by the Registered Shareholders. The financial advisors have been engaged solely to provide advice and assistance to the Company with respect to (i) defining the objectives with respect to the listing, (ii) drafting the Registration Statement, (iii) drafting public communications and investor presentations in connection with the listing, but in no event assisting in planning of, or actively participating in, investor meetings with the Company, and (iv) helping to coordinate efforts with any co-advisors. The financial advisors are not permitted to facilitate or otherwise coordinate price discovery activities or sales of the Company’s ordinary shares, in each case, with or on behalf of the Company. Therefore, while the Company has revised the Registration Statement to name the financial advisors and describe their roles in the Plan of Distribution, the Company does not believe any additional disclosure is necessary under the section “Registered Shareholders.”

Plan of Distribution, page 167

14.	We note your response to comment 35 and continue to believe that disclosure of the identity of the financial advisors is material. Accordingly, please identify your three financial advisors in your registration statement.

February 28, 2018

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 181 of the Registration Statement accordingly.

15.	We note that the purpose of your planned stock split is to reduce the per share price to “a more customary level for a newly listed company on the NYSE.” Disclose whether or not your financial advisors will be advising you as to this targeted share price.

Response: In response to the Staff’s comment, the Company has disclosed on page 181 of the Registration Statement that the financial advisors have not, and will not be, advising the Company as to a targeted per share price of its ordinary shares.

16.	Please disclose that the DMM is required to consult with the Company’s financial advisor because there has not been recent sustained history of trading in the Company’s common stock in a private placement market prior to listing. Clarify that as part of this consultation, NYSE listing standards require the Company’s financial advisor to provide input to the DMM regarding expectations of where the listing should be priced, based on pre-listing selling and buying interest and other factors that would not be available to the DMM through other sources. Finally, disclose that Morgan Stanley has been engaged to consult with the DMM.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 180 and 181 of the Registration Statement accordingly.

2. Summary of significant accounting policies

(f) Advertising credits, page F-9

17.	We note your response to comment 39. Please address the following:

•	Explain, in detail, the circumstances under which advertising credits are granted, including which rights holders they are issued to and how you determine the value and terms of the advertising credits to be issued;

•	Tell us who controls when and how the advertising credits can be used;

•	Describe how you account for advertising credits when earned, issued, and used by the rights holders; and

•	Tell us how you account for any issued but unused advertising credits as of the end of each period.

Response:

•	Explain, in detail, the circumstances under which advertising credits are granted, including which rights holders they are issued to and how you determine the value and terms of the advertising credits to be issued

In response to the Staff’s comment, the Company respectfully advises the Staff that historically the Company has not been able to sell all of the advertisements that it is capable of delivering to the Ad-Supported Users. Therefore, the Company utilizes the unsold advertising spots to promote the Premium Service in order to encourage the Ad-

February 28, 2018

Supported Users to subscribe. The Company also desired to run other advertisements that promote Spotify in order to boost User engagement by letting them know of the breadth of content available and how to connect with artists. By boosting User engagement a User is likely to remain a User for a longer period of time, which increases the amount of future opportunities to serve that User advertisements. The Company cannot run advertisements to let Users know of a particular artist’s new release without obtaining rights from the artist. As a solution, the Company has collaborated with rights holders to enable the rights holders to run advertisements on the Service that promote certain artists but that also promote the Spotify Service by, for example, promoting the availability of a new single or album on the Service. As part of the collaboration, the Company contributed the right to run the advertisement for free on its platform and the rights holders contributed the rights to utilize artists to promote the Service.

There are two methods by which we allow rights holders to run advertisements for free. They are allowed to utilize unsold advertising inventory (“Unsold Advertising Inventory”) and they are provided with advertising credits (“Advertising Credits”).

The utilization of Unsold Advertising Inventory and Advertising Credits is subject to terms and conditions, which apply consistently across all rights holders:

i.	Redemption is subject to certain geographical restrictions and generally unsold monthly inventory availability;

ii.	Unused Advertising Credits are permitted to rollover to subsequent monthly or annual periods subject to certain limits, however they cannot be rolled over past the contractual term. There have been advertising credits that the rights holders have not utilized;

iii.	The Company has no obligation to compensate rights holders in any way, including providing additional Advertising Credits in future periods, cash payments, adjustments to the royalty rates, or other goods and services, for unused Advertising Credits at the end of the term;

iv.	Usage is subject to certain creative terms and conditions of the Company:

a.	All Unsold Advertising Inventory and Advertising Credits utilization must be for advertisements that are mutually beneficial to the respective rights holder and the Company;

b.	All Unsold Advertising Inventory and Advertising Credits advertisements must click through to content hosted on the Service, such as an album, playlist, artist profile or track;

c.	All Unsold Advertising Inventory and Advertising Credit advertisements must use the Spotify name and logo in accordance with brand guidelines; and

d.	All Unsold Advertising Inventory and Advertising Credit advertisements must include a “Call-to-Action” to an artist track on Spotify, such as directing a User to play an artist song; and

v.	The usage of the Advertising Credits does not prevent the rights holder from purchasing other advertising for cash which are not subject to any special terms and conditions outside of the standard Company advertising policy.

February 28, 2018

The Unsold Advertising Inventory and Advertising Credits are not transferable and may be used only by the rights holder they are provided to.

The Company has not been able to sell all of the advertisements that it is capable of delivering to the Ad-Supported Users, except for limited periods in a few countries. From the Company’s perspective, if the rights holders utilize unsold advertisements they have no commercial value otherwise the Company would have sold them. If the Company can boost User engagement by allowing rights holders to run advertisements promoting the Service, then at least some benefits are derived from the unsold advertisements.

The Unsold Advertising Inventory allocated to the major record labels and Merlin by definition are advertising spots that the Company has been unable to sell.

Major record labels and Merlin, and other rights holders to a lesser degree, also have Advertising Credits as part of their license agreements. If the Company has advertising spots for sale, rights holders are able to book those spots and utilize some of their allocated Advertising Credits instead of paying for the spots. The amount of Advertising Credits granted is expressed as a maximum amount that the rights holder can redeem based on an agreed advertising rate card. The Company usually does not sell all of its available advertising spots, and only in very limited situations would the Advertising Credits spots have been sold to a third party if they had not been utilized by rights holders. As such, the notional value of the Advertising Credits is not considered to be fair value. The Advertising Credits value assigned to a label represents a mechanism to track redemption between the labels and the Company and to enforce a uniform redemption policy.

There is no direct correlation between the relative Advertising Credits received by each label and the relative effective royalty rate that the Company pays for their content. The Company believes that royalty rates included in each of the rights holders agreements are at fair value as they are independently negotiated with each rights holder and not impacted by the Advertising Credits as these could expire with no negative consequences. There have been advertising credits that the rights holders have not utilized.

•	Tell us who controls when and how the advertising credits can be used

Prior to any Unsold Advertising Inventory and Advertising Credit utilization, the Company’s advertising operations team will screen each piece of creative by rights holders for compliance with the terms and conditions in order to ensure that the advertisement promotes the Spotify Service and does not promote competing Services. As discussed above, the rights holders are generally entitled to utilize certain portions of their Advertising Credit entitlements each month, with extra restrictions on the use of the Advertising Credits during peak periods such as around the holidays in the fourth quarter each year. The Company usually does not sell all of its available advertising spots, and only in very limited situations would the Advertising Credits have been sold to a third party if they had not been utilized by rights holders.

February 28, 2018

•	Describe how you account for advertising credits when earned, issued, and used by the rights holders

As set out in the Company’s accounting policies, the provision of Unsold Advertising Inventory and Advertising Credits is not considered to be a revenue contract in the scope of IFRS 15. There are no accounting entries either when the Advertising Credits are issued, when they are redeemed, or when they lapse.

In order for the provision of Unsold Advertising Inventory and Advertising Credits to the rights holders to be a revenue contract and for the rights holders to be customers of the Company, it would be necessary for the Company to transfer goods or services and have performance obligations to the rights holders and to receive consideration in return (IFRS 15.6 and 15.22). While the contractual terms set out above impose certain obligations on Spotify, the Company does not believe that the provision of advertising represents a distinct good/Service to the rights holders in this case. This is because they would not be able to benefit from that advertising in the absence of the licensing of rights to the Company. Similar to a traditional “slotting fee,” there is no value to the rights holders of acquiring advertising that links to their content or artists on the Spotify Service that is distinct from their licensing of rights to the Company. As set out above, the Unsold Advertising Inventory and Advertising Credits granted can only be used to link to a destination within the Spotify Service, include Spotify branding, and must include a clear call to action related to Spotify. Such advertising is of no value if the labels’ tracks and/or artists are not present already on the Service. The Company respectfully advises the Staff that rights holders are not able to sell the credits or monetize them in any other way. Overall, the Company does not believe that these advertisements meet the definition in IFRS 15.27(a) of “capable of being distinct,” since they cannot be sold by the rights holders nor do they provide any benefit to the rights holder in the absence of the right holder’s license to the Company. In addition, as described above, Unsold Advertising Inventory and Advertising Credits are only one aspect of the negotiated license terms and do not directly impact the royalty rates paid by the Company. The royalty rates that were negotiated independently with each of the major record labels and Merlin are very similar. Each of the major record label deals have most favored nation (“MFN”) clauses that effectively ensure that each label achieves similar royalty rates. The MFN clauses do not cover the Unsold Advertising Inventory and Advertising Credits and the amount of Advertising Credits vary substantially between each of the labels. This indicates that the major record labels and Merlin royalty rates are at fair value and that the Unsold Advertising Inventory and Advertising Credits are not consideration paid to the rights holders for the licensed rights. As such, no consideration from the rights holders for the credits has been identified.

February 28, 2018

Rather, the utilization of Unsold Advertising Inventory and Advertising credits by the labels represents a mutually beneficial arrangement to both parties:

i.	The rights holders utilize these advertisements to promote their respective artists and content on the Service, which results in increased streaming for the rights holder’s content on the Service.

ii.	For the Company, the increase in engagement from these advertisements facilitates subscriber engagement and retention. This in turn helps the Company to sell more advertising to third parties and potentially drives more conversions to the subscription Service.

iii.	This is similar in substance to co-operative advertising. The Company could have structured this differently and just told the rights holders that they would provide mutually beneficial advertising over the contract period. In such a situation, there is no promise to transfer anything to the rights holders and thus there is no revenue accounting for co-operative advertisements.

The Company notes that rights holders can, and do, purchase advertising at fair value in separate contracts if they wish to advertise outside of these strict conditions.

•	Tell us how you account for any issued but unused advertising credits as of the end of each period

The Company’s rights holders agreements specifically say that at the end of the license term if they have not utilized all of the Advertising Credits then those credits expire and the rights holders are not entitled to any cash or other form of compensation. Accordingly, there are no accounting entries when the Advertising Credits are unused as of the end of the period.

Consolidated Financial Statements

4. Revenue recognition

Subscription revenue, page F-21

18.	We reviewed your response to comment 41. We note that you have a history of not recovering certain partner contractually agreed minimum guarantee amounts. Please provide a detailed analysis on why you are constraining the transaction price for all contracts. Please address your historical recovery rates for contractually agreed minimum guaranteed amounts and your consideration of the factors in paragraph 57 of IFRS 15.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that when it first enters into a partner arrangement, it is difficult for the Company to determine whether the partner will meet the contractually agreed minimum guarantee amounts. As per paragraph 57(a) of IFRS 15, there are a number of factors outside of the Company’s influence that determine whether a partner will meet a minimum guarantee or not. Often, the Company enters into an arrangement with a partner in a new market where the level of market awareness of the Spotify Service is not well established. The success of the offer that a telecommunications partner makes available in the market can depend on the competitiveness of the offer versus others available in the market. The success of an offer is dependent on the level and effectiveness of the marketing done by the partner. In accordance with paragraph 57(b) of IFRS 15, the Company also considers

February 28, 2018

that its arrangements with partners can be for multiple years, and it is often not known whether a minimum guarantee will be met until near the end of the term. The Company has considered whether its historical experience is predictive for new partner arrangements, as per paragraph 57(c) of IFRS 15, but notes that while it has entered into many partner arrangements, there are often only one or two partner arrangements in each country in which it operates, and the conditions in each country vary such that it is difficult to apply historical experiences from one country to another. Historically, the Company has found that if a partner meets the minimum guarantee as part of an initial agreement that it is not predictive of whether the minimum guarantee will be met in a follow on arrangement. From 2015 through 2017, the total value of minimum guarantee shortfalls was €7.7 million. Only 25% of these contractual minimum guarantee shortfalls have been collected from the partners. In some circumstances a concession was granted to the partner giving them additional time to meet the minimum guarantee. Therefore, in accordance with paragraph 57(d) of IFRS 15, the Company believes it has a practice of changing the payment terms and conditions. As such, the Company believes that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized would occur if it did not fully constrain the transaction price in contracts to exclude minimum guarantee shortfalls until they have been collected. The Company respectfully advises the Staff that the minimum guarantee shortfalls have not been material for the last three years.

February 28, 2018

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc:	(via email)

Horacio Gutierrez, General Counsel of the Company

Marc D. Jaffe, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP